

February 14, 2013

Via E-Mail
Mr. Auke G. Cnossen
Chief Financial Officer
Le Gaga Holdings Ltd
The Metropolis Tower
Unit 1105
Kowloon, Hong Kong

> **Re:** **Le Gaga Holdings Limited**
> **Form 20-F for the year ended March 31, 2012**
> **Filed July 20, 2012**
> **Form 20-F for the transitional period ended June 30, 2012**
> **Filed November 23, 2012**
> **File No. 001-34564**

Dear Mr. Gnossen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended March 31, 2012

Risk Factors, page 8

We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance, page 14

1. We note your disclosure that as of March 31, 2012 you have not completed the environmental impact assessments as required by the PRC law for your production bases covering approximately 56% of your arable land. We also note that as of the date of this annual report, you have not passed the environmental protection inspections for any of your processing facilities and production bases and failure to pass these completion

inspections may subject you to fines, penalties or orders to suspend your operations
which may have a material and adverse effect on your business and results of operations.
Please tell us if you have completed, passed or failed any of these assessments or
inspections subsequent to the date of your Form 10-K. If so, please tell us the amount, if
any, of any fine or penalty you are subject to.

Item 5. Operating and Financial Review and Prospects

Financial Overview, page 37
Cost of Inventories Sold, page 38

2. We note your disclosure on page 39 of the financial measure "adjusted cost of inventories
sold" which you disclose is a non-IFRS measure. In light of the fact that this measure is
considered a non-IFRS measure, we believe that disclosure of this measure should be
accompanied by the disclosures set forth in Item 10(e) of Regulation S-K. This includes
a reconciliation of the measure to the most comparable GAAP (or IFRS) measure. Please
revise to include these disclosures in this MD&A section, or alternatively reference the
page where you have presented these disclosures.

Operating Costs and Expenses, page 42

3. Please revise and expand your MD&A in future filings to separately quantify and discuss
factors responsible for changes in results of operations during the periods presented in the
Company's financial statements. As part of your revised disclosure, please revise to
quantify and discuss the impact of each significant component that caused a certain
income statement line item to materially vary (or not vary when expected to). In this
regard, we note that when indicating factors responsible for fluctuations, you use terms
such as "primarily", or "partially". Please revise to quantify the impact of various factors
rather than using the aforementioned terms. This disclosure should be presented in a
manner so as to allow investors to discern the relative contribution of each of multiple
components cited to the total change of the item discussed. Please provide us with an
example of your revised disclosures based on the most recent financial information
presented.

4. We note from your disclosure on page 25 that solanaceous vegetables contribute 60% of
your consolidated revenue in fiscal 2012 and also have a significantly higher selling price
than leafy and cruciferous vegetables. We also note from your disclosure on pages 39
and 41 of MD&A that solanaceous vegetables have more expensive seeds, are more
difficult to grow, and are less labor intensive which improves profit margins. Please tell
us if there is discrete financial information available for the different categories of
vegetables you grow (i.e., solanaceous, leafy, cruciferous, etc.). If so, please provide us
the relative profit margin of solanaceous vegetables as compared to leafy and cruciferous
vegetables.

Critical Accounting Policies, page 45
Share-Based Payments, page 46

5. We note from your disclosure on page 46 and in Note 23 that you applied the Black-Scholes Option pricing model for the fiscal years ended March 31, 2010 and 2011 and Binomial Option Pricing model for the fiscal year ended March 31, 2012 in determining the fair value of the options granted to employees and others providing similar services. Please explain to us why you changed the pricing model used to value stock compensation expense in fiscal 2012. As part of your response, please tell us the nature of any changes or differences in the stock options issued in fiscal 2012 as compared to those issued in 2011 and 2010.

Directors, Senior Management and Employees, page 58

Directors and Senior Management, page 58

6. You disclose here that a number of your directors and senior managers were previously officers or directors at a vegetable production company known as Chaoda Modern Agriculture. Based on news reports and other publicly available information, it appears that Chaoda's shares have been suspended from trading on the Hong Kong Stock Exchange for over a year, in part related to a research report which included allegations of fraud at Chaoda. Given the substantial historical ties between a number of your directors and senior managers and Chaoda, please tell us why you have not disclosed the trading suspension of Chaoda shares, the reasons for the suspension and any other information related thereto that may be material to an understanding of the experience and qualifications of your directors and senior managers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191, or in his absence, Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief